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ANNUAL AUDITED REPORT
MAR 02 **FORM X-17A-5**
Washington **PART III**
DC
413   FACING PAGE

SEC FILE NUMBER
8-65370

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 ___ AND ENDING December 31, 2020
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stacey Braun Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 8th floor

(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas H. Wexler   212-226-7707

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS P.C.- Certified Public Accountants and Advisors

(Name – if individual, state last, first, middle name)

80 Washington St., Building 5	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Douglas H. Wexler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Stacey Braun Financial Services, Inc._____ , as

of __December 31_____, 20 __2020__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

President

Title


_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __New York_____

County of __Richmond_____

Subscribed and sworn to (or affirmed) before me on this __24__ day of __February_____,

__2021__ by

__Douglas H. Wexler_____ proved to me on the basis of satisfactory evidences to be

the person who appeared before me.

Notary Public _____

Stacey Braun Financial Services, Inc.
Financial Statements
December 31, 2020

Contents   **Page**
As of and for the Year Ended December 31, 2020



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Stacey Braun Financial Services, Inc.
New York, NY 10013

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc., as of December 31, 2020, and the related statements of income, changes in stockholder' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stacey Braun Financial Services, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of Stacey Braun Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Stacey Braun Financial Services, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 15, 2021



Stacey Braun Financial Services, Inc.
Statement of Income
For The Year End December 31, 2020

Revenues

Commission income	$	35,475
Fee based income		55,675
Interest		575
Total revenues		91,725

Expenses

Professional fees	8,000
Other operating expenses	10,810
Management fee	8,316
Total expenses	27,126
Net income before income tax provision	64,599
Income tax provision	5,958
Net Income	$ 58,641

Stacey Braun Financial Services, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash And Cash Equivalents	$	198,103
Accounts Receivable		4,052
Prepaid Expenses		2,628
Total assets	**$**	**204,783**

Liabilities and Stockholder's Equity

Liabilities

Account Payable And Accrued Expenses	$	3,600
Income Taxes Payable		2,598
Total liabilities		**6,198**

Stockholder's Equity

Common Stocks, no par value, 200 shares authorized, 10 shares issued and outstanding.	100
Additional Paid-In Capital	14,531
Retained Earnings	183,954
Total stockholder's Equity	**198,585**
Total Liabilities And Stockholder's Equity	**$ 204,783**

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes In Stockholder's Equity
For The Year End December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2019	$ 100	$ 14,531	$ 175,313	$ 189,944
Capital Distribution	-	-	(50,000)	(50,000)
Net income	-	-	58,641	58,641
Balance at December 31, 2020	$ 100	$ 14,531	$ 183,954	$ 198,585

The accompanying notes are an integral part of these financial statements.

4

Stacey Braun Financial Services, Inc.
Statement of Cash Flows
December 31, 2020

Cash flow from operating activities:

Net Income (loss) | | $ 58,641

Adjustments to reconcile net income (loss) to net
cash and cash equivalents provided by (used in) operating activities:

(Increase) decrease in :

Accounts receivable	$ 9,717	
Prepaid expenses	1,149	
(Decrease) increase in :		
Account payable and accrued expenses	3,600	
Income taxes payable	2,586	
Total adjustments		17,052

Net cash and cash equivalents provided by (used in) operating activities | | 75,693

Net cash and cash equivalents provided by (used in) Investing activities | | -

Capital distributions	(50,000)	
Net cash and cash equivalents provided by (used in) financing activities		(50,000)
Net increase (decrease) in cash and cash equivalents		25,693
Cash and cash equivalents at December 31, 2019		172,410
Cash and cash equivalents at December 31, 2020		$ 198,103

Cash paid during the year for:

Interest	$	-
Income taxes	$	5,000

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Notes to Financial Statements
December 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Stacey Braun & Associates, Inc. (the "Parent"). The Company receives most of its revenue through referrals from the Parent.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company records commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2020:

Performance Obligation Satisfied at a Point in Time	$ 91,725
Performance Obligation Satisfied at a Point Over Time	-
	$ 91,725

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is subject to the New York City Unincorporated Business Tax, which is based on net income for the year ending December 31, 2020. The estimated tax due of $5,958 has been recorded and appears on the Statement of Income included in this report.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company pays its Parent for office space, administrative personnel, telephone, office supplies, and other shared administrative expenses under a formal expense sharing agreement. The current fee under this arrangement is $693 per month. At December 31, 2020 the Company incurred $8,316 in management fees paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 5: GUARANTEES
(Continued)

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

As the result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

The Company has evaluated other events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2020, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In June, 2016, the FASB issued ASU NO. 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial asets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires the Company to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In connection with Accounting Standards Codification ("ASC") No. 2016-02, Leases (Topic 842), the Company has a formal expense sharing arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $191,905 which was $186,905 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $6,198 to net capital was 0.03 to 1.

Stacey Braun Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital

Common Stock	$	100		
Additional paid-in capital		14,531		
Retained Earnings		183,954		
Total stockholder's Equity			$	198,585
Less: Non-allowable assets				
Accounts receivable		(4,052)		
Prepaid expenses		(2,628)		
Total non-allowable assets				(6,680)
Net capital before haircuts				191,905
Total haircuts and undue concentration				-
Net Capital				191,905

Computation of net capital requirements
Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$	413		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital			$	186,905
Aggregate indebtedness			$	6,198
Ratio of aggregate indebtedness to net capital				0.03 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2020.

Stacey Braun Financial Services, Inc.

**Schedule II and III - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements For Brokers and
Dealers Pursuant to SEC Rule 15c3-3**

as of December 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Stacey Braun Financial Services, Inc.

Schedule IV - Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2020

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

STACEY BRAUN FINANCIAL SERVICES, INC.

MEMBER NASD • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3934
(212) 226-7707 • (888) 949-1925
FAX (212) 941-0759

LMHS, P.C.
80 Washington Street, Building S, .
Norwell, Massachusetts 02061

February 15, 2021

Assertions Regarding Exemption Provisions

We, as principals of Stacey Braun Financial Services, Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2020 through December 31, 2020.

Stacey Braun Financial Services, Inc.

By:

Douglas Wexler, CEO



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas Wexler, CEO
Stacey Braun Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Stacey Braun Financial Services, Inc. Exemption Report in which (1) Stacey Braun Financial Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stacey Braun Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Company, stated that Stacey Braun Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Stacey Braun Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norvell, Massachusetts
February 15, 2020

Members of
